UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                                    ABB Ltd
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Registered Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  CH0012221716
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Paul Kumleben, Esq.
                             Davis Polk & Wardwell
                               99 Gresham Street
                                London EC2V 7NG
                                 United Kingdom
                              011-44-20-7418-1300
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                November 4, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or (g), check the following box o.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 8 Pages

-------------------------------                       --------------------------
     CUSIP No.  CH0012221716         13D                   Page 2 of 8 Pages
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              INVESTOR AKTIEBOLAG
--------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [x]
--------------------------------------------------------------------------------
    3         SEC USE ONLY

--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                [ ]

--------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION

              KINGDOM OF SWEDEN
-------------==-----------------------------------------------------------------
                                      |     7       SOLE VOTING POWER
                                      |
                                      |              115,867,731
                                      |-----------------------------------------
                                      |     8        SHARED VOTING POWER
                                      |
         NUMBER OF SHARES             |              0
        BENEFICIALLY OWNED            |-----------------------------------------
   BY EACH REPORTING PERSON WITH      |      9       SOLE DISPOSITIVE POWER
                                      |
                                      |              115,867,731
                                      |-----------------------------------------
                                      |      10      SHARED DISPOSITIVE POWER
                                      |
                                      |               0
--------------------------------------|-----------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              120,255,178
--------------------------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]


--------------------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.8 %
--------------------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------


                               Page 2 of 8 Pages

   Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the Registered Shares, CHF 2.50 nominal value (the "Shares"), of ABB Ltd, a company incorporated in Switzerland (the "Issuer"). The principal executive offices of the Issuer are located at Affolternstrasse 44, CH-8050 Zurich, Switzerland.

   Item 2.  Identity and Background.

     The name of the person filing this statement is Investor Aktiebolag, a limited liability company incorporated under the laws of Sweden ("Buyer").

     The address of the principal business and the principal office of Buyer is Arsenalgatan 8C, S-103 32 Stockholm, Sweden. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Buyer is set forth on Schedule A.

     Buyer is a Swedish diversified industrial holding company. Buyer's founders and principal shareholders are the Wallenberg foundations, whose holdings, as of June 30, 2002, represented approximately 44% of the votes and 24% of the share capital of Buyer .

     During the last five years, neither Buyer, nor any other person controlling Buyer nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment. decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


   Item 3.  Source and Amount of Funds or Other Consideration.

     During the period from and including November 4, 2002 until and including November 21, 2002, Buyer acquired 58,116,851 Shares through open market purchases. The aggregate purchase price for the Shares was SEK 1,008 million. Such price was funded through internally generated funds.

   Item 4.  Purpose of Transaction.

     Buyer has acquired and is holding the Shares for investment. Buyer intends to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Buyer may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, Buyer has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

     (a) Buyer, for the purpose of Rule 13d -3 promulgated under the Exchange Act, beneficially owns 120,255,178 Shares, representing approximately 10.8% of the outstanding Shares of the Issuer. Of these Shares, 4,387,447 represent Shares that Buyer has a right to acquire.

     Sune Carlsson, for the purpose of Rule 13d-3 promulgated under the Exchange Act and to Buyer's knowledge, beneficially owns approximately 93,880 Shares representing less than 0.1% of the outstanding Shares of the Issuer. Of these Shares, 77,888 represent Shares that Sune Carlsson has a right to acquire.

     Bjorn Svedberg, for the purpose of Rule 13d-3 promulgated under the Exchange Act and to Buyer's knowledge, beneficially owns approximately 8,760 Shares representing less than 0.1% of the outstanding Shares of the Issuer.




                               Page 3 of 8 Pages

     Marcus Wallenberg, for the purpose of Rule 13d-3 promulgated under the Exchange Act and to Buyer's knowledge, beneficially owns approximately 2,760 Shares representing less than 0.1% of the outstanding Shares of the Issuer.

     Jacob Wallenberg, for the purpose of Rule 13d-3 promulgated under the Exchange Act and to Buyer's knowledge, beneficially owns approximately 26,366 Shares representing approximately less than 0.1% of the outstanding Shares of the Issuer.

     Peter Wallenberg, for the purpose of Rule 13d-3 promulgated under the Exchange Act and to Buyer's knowledge, beneficially owns approximately 25,588 Shares representing less than 0.1% of the outstanding Shares of the Issuer.

     Except as set forth in this Item 5(a), none of Buyer, and, to its knowledge, any persons named in Schedule A hereto owns beneficially and Shares.

     (b) Buyer has sole power to vote and to dispose of 115,867,731 Shares.

     To Buyer's knowledge, each of Sune Carlsson, Bjorn Svedberg, Marcus Wallenberg, Jacob Wallenberg and Peter Wallenberg has the sole power to vote and dispose of their respective Shares.

     (c) Information concerning transactions in the Shares by Buyer since September 23, 2002 is set forth in Schedule B.

     To Buyer's knowledge, no transactions in the Shares have been effected by Sune Carlsson, Bjorn Svedberg, Marcus Wallenberg, Jacob Wallenberg or Peter Wallenberg since September 23, 2002.

     (d) Not applicable.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     To the best knowledge of Buyer, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.



   Item 7.  Material to be Filed as Exhibits.

     None.

                               Page 4 of 8 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        Date:  November 22, 2002

                                        INVESTOR AB


                                       /S/ Adine Grate Axen
                                       ------------------------------------
                                       Adine Grate Axen, Managing Director


                               Page 5 of 8 Pages

                                                                      SCHEDULE A

                    DIRECTORS AND EXECUTIVE OFFICERS OF BUYER

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Buyer are set forth below. If no business address is given the director's or officer's business address is Arsenalsgatan 8C, S-103 32 Stockholm, Sweden. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Buyer. Unless otherwise indicated below, all of the persons listed below are citizens of Sweden.

                                                             Present Principal Occupation Including Name and
             Name and Business Address                                     Address of Employer
---------------------------------------------------    ------------------------------------------------------------
Directors
Claes Dahlback.....................................    Chairman.
                                                       Chairman of EQT, Gambro AB, Stora Enso Oyj and Vin & Sprit
                                                       AB. Director of Findus.

Anders Scharp......................................    Member of the board.
                                                       Chairman of Atlas Copco, Saab AB, SKF, Ab Ph. Nederman &
                                                       Co. Member of the Royal Swedish Academy of  Engineering
                                                       Sciences (IVA).

Koichi Nishimura...................................    Member of the board.
                                                       Chairman and Chief Executive Officer of Solectron
                                                       Corporation (United States). Mr Nishimura was an employee
                                                       of IBM for 23 years and joined Solectron in 1988 as Chief
                                                       Operating Officer. He has been CEO of Solectron since
                                                       1992.  Citizen of the United States. Business address:
                                                       Solectron, 847 Gibraltar Drive, Bldg 5, Milpitas, CA 95035,
                                                       USA

Hakan Mogren.......................................    Member of the board.
                                                       Executive Deputy Chairman of AstraZeneca PLC and Deputy
                                                       Chairman of Gambro AB. Chairman of Reckitt Benckiser PLC
                                                       and The Research Institute of Industrial Economic (IUI),
                                                       The Swedish-American Foundation and The Swedish-Japanese
                                                       Foundation and The British-Swedish Chamber of Commerce.
                                                       Director of the Marianne and Marcus Wallenberg Foundation.
                                                       Member of the Royal Swedish Academy of Engineering Sciences
                                                       (IVA).

Sune Carlsson......................................    Member of the board.

                                                       President and CEO of AB SKF. Board member of Atlas Copco AB.
Peter D. Sutherland................................    Member of the board.

                                                       Chairman and Managing Director of Goldman Sachs
                                                       International and Chairman of British Petroleum Company
                                                       PLC. Member of the boards of Ericsson, the Royal Bank of
                                                       Scotland Group Plc, The Royal Bank of Scotland plc and
                                                       National Westminster Bank plc. Citizen of Ireland.
                                                       Business address:  Goldman Sachs International,
                                                       Peterborough court, 133 Fleet Street, London EC4A 2BB,
                                                       England.

Bjorn Svedberg.....................................    Member of the board.
                                                       Director of Saab AB, Gambro AB, the Knut and Alice

                               Page 6 of 8 Pages


                                                       Wallenberg Foundation and the Morgan Stanley European
                                                       Advisory Board. Chairman of Eniro, HI3G Access, Viviance
                                                       AB, Nefab, NIG and Salcomp.

Marcus Wallenberg..................................    President and Chief Executive Officer.
                                                       Vice Chairman of Ericsson and Saab AB and board member of
                                                       Astra Zeneca AB, Scania AB, SAS Assembly of
                                                       Representatives, SEB, Stora Enso Oyj and the Knut and Alice
                                                       Wallenberg Foundation.
Jacob Wallenberg...................................    Vice Chairman.

                                                       Chairman of SEB and Vice Chairman of Atlas Copco AB, AB
                                                       Electrolux, SAS and the Knut and Alice Wallenberg
                                                       Foundation. Board member of ABB Ltd., the Confederation of
                                                       Swedish Enterprise and the Nobel Foundation.

Peter Wallenberg...................................    Honorary Chairman.
                                                       Chairman of the Knut and Alice Wallenberg Foundation and
                                                       Honorary Chairman of Atlas Copco AB.

                                                    Present Principal Occupation
                                                    Including Name and Address
             Name and Business Address                     of Employer
------------------------------------------------    ----------------------------
Executive Officers
(Who Are Not Directors)
Borje Ekholm....................................      Executive Vice President
Lars Wedenborn..................................      Executive Vice President
Henry E. Gooss..................................      Managing Director
Adine Grate Axen................................      Managing Director
Fredrik Hillelson...............................      Managing Director

                               Page 7 of 8 Pages

                                                                     SCHEDULE B


                  TRANSACTIONS IN SHARES OF THE ISSUER BETWEEN
               SEPTEMBER 23, 2002 AND NOVEMBER 21, 2002 BY BUYER

       All of the purchases of Shares set forth below were made by Buyer.

                                                                           Average Price Per
Date of Transaction      Number of Shares Purchased    Nature of Purchase       Share
-------------------      --------------------------    ------------------  -----------------
November  4, 2002                24,258,919                open market         SEK 13.5
November  6, 2002                 5,000,000                open market         SEK 17.6
November  7, 2002                 9,900,000                open market         SEK 19.1
November  8, 2002                 3,731,000                open market         SEK 19.1
November 12, 2002                   259,076                open market         SEK 17.5
November 13, 2002                   990,000                open market         SEK 17.4
November 14, 2002                   817,856                open market         SEK 18.8
November 15, 2002                 4,010,000                open market         SEK 20.6
November 18, 2002                 2,500,000                open market         SEK 22.4
November 19, 2002                 1,500,000                open market         SEK 22.6
November 20, 2002                 2,000,000                open market         SEK 22.6
November 21, 2002                 3,150,000                open market         SEK 24.4


                               Page 8 of 8 Pages